Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
We have audited and reported separately herein on the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008.
Our audits were made for the purpose of forming an opinion on the consolidated basic financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries taken as a whole. The supplementary information included in Schedule 1 is presented as required by the Singapore Companies Act (the “Act”). Such information has been subjected to the auditing procedures applied in the audits of the consolidated basic financial statements and, in our opinion:
(i)	is fairly stated in all material respects in relation to the consolidated basic financial statements taken as a whole;

(ii)	is properly drawn up in accordance with the provisions of the Act, so as to give a true and fair view of the unconsolidated state of affairs as at December 31, 2008 and the changes in unconsolidated equity of the year ended on that date.
KPMG LLP
Public Accountants and
Certified Public Accountants
Singapore
February 27, 2009

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Schedule 1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
SUPPLEMENTARY PARENT COMPANY ONLY BALANCE SHEETS — in US Dollars
As of December 31
In thousands

	2007	2008

ASSETS

Cash and cash equivalents	$690,664	$461,264
Restricted cash	45,042	69,509
Marketable securities	2,822	950
Receivables, net
Trade	102,571	122,618
Others	54,658	34,721
Receivables from related parties	213,302	93,668
Inventories	165,477	141,161
Other investments	89,290	19,634
Prepaid expenses	5,248	4,381
Other current assets	13,355	13,392

Total current assets	1,382,429	961,298

Loan to subsidiary	687,000	687,000
Investment in subsidiaries	213,461	457,056
Investment in associated companies	82,157	88,977
Technology licenses and other intangible assets, net	62,699	42,110
Property, plant and equipment, net	2,117,797	2,353,935
Other non-current assets	113,243	51,849

Total assets	$4,658,786	$4,642,225

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables
Trade	$89,245	$88,574
Fixed asset purchases	84,635	178,448
Payables to related parties	11,138	7,611
Short-term debt	270,000	—
Income tax payable	5,118	—
Current installments of long-term debt and capital lease obligations	77,948	161,583
Other current liabilities	96,996	92,164

Total current liabilities	635,080	528,380

Long-term debt and capital lease obligations, excluding current installments	1,490,421	1,663,390
Other non-current liabilities	48,163	46,375

Total liabilities	2,173,664	2,238,145

Convertible redeemable preference shares	255,837	265,879

Ordinary share capital	2,710,006	2,706,244
Accumulated deficit	(425,128)	(511,618)
Accumulated other comprehensive loss	(55,593)	(56,425)

Total shareholders’ equity	2,229,285	2,138,201

Commitments and contingencies

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,658,786	$4,642,225

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Schedule 1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
NOTES TO THE SUPPLEMENTARY PARENT COMPANY ONLY
BALANCE SHEETS — in US Dollars
As of December 31
In thousands
The movements in the total shareholders’ equity of the Company (parent company only) for the years ended December 31, 2007 and 2008 are as follows:

				Accumulated	Total
				Other	Share-
	Ordinary Share		Accumulated	Compre-	holders’
	Capital		Deficit	hensive Loss	Equity
	No.	$	$	$	$

Balance at January 1, 2007	2,535,896	2,704,215	(536,910)	(56,251)	2,111,054
Net income	—	—	111,782	—	111,782
Other comprehensive income	—	—	—	658	658
Accretion to redemption value of convertible redeemable preference shares	—	(9,663)	—	—	(9,663)
Issuance of shares arising from share-based awards	3,730	2,576	—	—	2,576
Employee share-based compensation	—	4,793	—	—	4,793
Non-employee share-based compensation	—	25	—	—	25
Issuance of call option	—	8,060	—	—	8,060

Balance at December 31, 2007	2,539,626	2,710,006	(425,128)	(55,593)	2,229,285
Net loss	—	—	(86,490)	—	(86,490)
Other comprehensive loss	—	—	—	(832)	(832)
Accretion to redemption value of convertible redeemable preference shares	—	(10,042)	—	—	(10,042)
Issuance of shares arising from share-based awards	3,574	1,871	—	—	1,871
Employee share-based compensation	—	4,432	—	—	4,432
Non-employee share-based compensation	—	(23)	—	—	(23)

Balance at December 31, 2008	2,543,200	2,706,244	(511,618)	(56,425)	2,138,201

In order to comply with the requirements of the Singapore Companies Act (the “Act”), to the extent not waived by exemption orders of the Accounting and Corporate Regulatory Authority, the Company must present the supplementary financial information above. This information represents the parent company only balance sheet of the Company, which accounts for the Company’s equity method investments and investments in subsidiaries at cost, and the movements in the total shareholders’ equity (parent company only) of the Company.

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